UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

American Sands Energy Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

02936r105

(CUSIP Number)

William C. Gibbs

4760 S. Highland Dr.

Suite 341

Salt Lake City, Utah 84117

(801) 277-7888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	name of reporting person William C. Gibbs i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 4,285,000 shares
	8	shared voting power 13,325,716 SHARES
	9	sole dispositive power 4,285,000 shares
	10	shared dispositive power 13,325,716 SHARES
11	aggregate amount beneficially owned by each reporting person 17,610,716 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 46.7%
14	type of reporting person* IN

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1	name of reporting person Hidden Peak Partners, LC i.r.s. identification no. of above person (entities only) ein 46-4311926
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 13,210,708 shares
	9	sole dispositive power 0 shares
shared dispositive power 13,210,708 shares
11	aggregate amount beneficially owned by each reporting person 13,210,708 Shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 39.6%
14	type of reporting person* IN

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1	name of reporting person Bleeding Rock, LLC i.r.s. identification no. of above person (entities only) EIN 20-1962701
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 10,065,716 SHARES
	9	sole dispositive power 0 shares
	10	shared dispositive power 10,065,716 SHARES
11	aggregate amount beneficially owned by each reporting person 10,065,716 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 33.4%
14	type of reporting person* OO

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ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 supplements and amends certain information in the Statement on Schedule 13D filed on June 13, 1011 (the “Initial Schedule 13D”), the Amendment No. 1 filed on February 23, 2012 (“Amendment No. 1”), the Amendment No. 2 filed on September 5, 2013 (“Amendment No. 2” and, together with Amendment No. 1 and this “Amendment No. 3,” this “Schedule 13D”) by William C. Gibbs and Bleeding Rock, LLC (“Bleeding Rock”) as to the Initial Schedule 13D and including Hidden Peak Partners, LC (“Hidden Peak”) as to Amendment No. 1 and Amendment No. 2 relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of American Sands Energy Corp. (the “Issuer”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Initial Schedule 13D and Amendment No. 1.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial Schedule 13D, as amended, is hereby amended to add the following:

On November 7, 2013, Bleeding Rock exchanged a 6% promissory note (together with accrued interest thereon) received from the Issuer on or about August 20, 2013, in the principal amount of $53,000, for 38,336 shares of Series A Preferred Stock and five-year warrants immediately exercisable to purchase 38,336 shares of Common Stock at $0.45 per share and additional five-year warrants immediately exercisable to purchase 38,336 shares of Common Stock at $0.70 per share. The 38,336 Series A Preferred Shares are convertible into 153,344 common shares.

On September 30, 2013, Hidden Peak exchanged a 5% promissory note (together with accrued interest thereon) originally issued to GRI by the Issuer and subsequently assigned to Hidden Peak, in the principal amount of $1,446,551, for 10-year warrants immediately exercisable to purchase 3,260,000 shares of Common Stock at $0.01 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Initial Schedule 13D, as amended, is hereby amended to add the following and restated in its entirety as follows:

(a) As of November 11, 2013, the Issuer had 29,926,419 shares of Common Stock issued and outstanding as reported in the Issuers annual report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2013.  After the consummation of the transactions described above in Item 3 above, (i) Mr. Gibbs beneficially owns 17,610,716 shares of Common Stock (consisting of 2,025,000 shares issuable upon exercise of vested options, 2,260,000 shares issuable upon exercise of outstanding warrants, the shares beneficially owned by Hidden Peak, and the shares beneficially owned by Bleeding Rock), which constitutes approximately 46.7% of the outstanding shares; (ii) Hidden Peak beneficially owns 13,210,708 shares of Common Stock (consisting of 3,260,000 shares issuable upon exercise of outstanding warrants and the shares beneficially owned by Bleeding Rock), which constitutes approximately 39.6% of the outstanding shares; and (iii) Bleeding Rock beneficially owns 10,065,716 shares of Common Stock (consisting of 9,835,700 shares of Common Stock, 38,336 shares issuable upon conversion of outstanding shares of Series A Preferred Stock, and 76,672 shares issuable upon exercise of outstanding warrants), which constitutes approximately 33.4% of the outstanding shares.

(b) Mr. Gibbs is the manager of both Hidden Peak and Bleeding Rock, and as such he has shared voting and dispositive power with both entities. Hidden Peak is the parent of Bleeding Rock, and as such Hidden Peak has shared voting and dispositive power with Bleeding Rock.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as set forth in response to Item 5 above.

(d) The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own as provided herein.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Initial Schedule 13D, as amended, is hereby amended to add the following:

On or about September 30, 2013, the Issuer entered into an Exchange Agreement with Hidden Peak to convert an outstanding promissory note held by Hidden Peak for a 10-year warrant to purchase 3,260,000 shares of Common Stock at a price per share of $0.01.

On or about September 30, 2013, the Issuer entered into an Exchange Agreement with William C. Gibbs to exchange the accrued but unpaid salary of $1,049,349.54 owed to Mr. Gibbs for a 10-year warrant to purchase 2,260,000 shares of Common Stock at a price per share of $0.01.

On or about November 7, 2013, Bleeding Rock entered into a subscription agreement with the Issuer to purchase 38,336 units in the Issuers non-public offering of shares of Series A Preferred Stock and warrants. As consideration for the units, Hidden Peak exchanged its promissory note receivable from the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Initial Schedule 13D, as amended, is hereby amended to add the following exhibits:

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit	Filing Date
Exchange Agreement between the Issuer and Hidden Peak, dated September 30, 2013	8-K	000-53167	99.1	10/16/13
Exchange Agreement between the Issuer and William C. Gibbs, dated September 30, 2013	8-K	000-53167	99.2	10/16/13
Promissory Note of Issuer to Bleeding Rock dated August 20, 2013	8-K	000-53167	99.1	8/23/13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2013	/s/ William C. Gibbs
William C. Gibbs

Hidden Peak Partners, LC

Dated: December 16, 2013	By:	/s/ William C. Gibbs
William C. Gibbs, Managing Partner

Bleeding Rock, LLC

Dated: December 16, 2013	By:	/s/ William C. Gibbs
William C. Gibbs, Managing Partner

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